                                                                     EX (A)(13)

   This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated January 10, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal, and any amendments or supplements thereto.
     The Offer is not being made to, nor will Purchaser (as defined below)
                   accept tenders from, holders of Shares in
          any state of the United States or any foreign jurisdiction in which the Offer or the acceptance thereof would not be in
                compliance with the laws of such state or foreign
                                  jurisdiction.
  Purchaser is not aware of any state or foreign jurisdiction the laws of which would prohibit the Offer or such acceptance. In those jurisdictions whose laws require the Offer to be made by a licensed broker or dealer, the
                 Offer is being made on behalf of Purchaser by
                   TM Capital Corp. or one or more registered
                  brokers or dealers licensed under the laws of
                               such jurisdictions.

                      NOTICE OF OFFER TO PURCHASE FOR CASH
                         ALL OUTSTANDING COMMON SHARES
                                       OF
                          ARAMEX INTERNATIONAL LIMITED
                                       AT
                                $12.00 PER SHARE
                                       BY
                     RASMALA DISTRIBUTION (BERMUDA) LIMITED
                          A WHOLLY-OWNED SUBSIDIARY OF
                     RASMALA DISTRIBUTION (CAYMAN) LIMITED
                A COMPANY CERTAIN OF THE VOTING SHARES OF WHICH
                                 FADI GHANDOUR
                      HAS CONDITIONALLY AGREED TO ACQUIRE
            AND WHICH IS CURRENTLY WHOLLY-OWNED FOR AND ON BEHALF OF
                             RASMALA BUYOUT FUND LP
                           A LIMITED PARTNERSHIP, BY
                      RASMALA GENERAL PARTNERS II LIMITED
                 THE GENERAL PARTNER OF RASMALA BUYOUT FUND LP
                        AND A WHOLLY-OWNED SUBSIDIARY OF
                             RASMALA PARTNERS LTD.
              A COMPANY WHOSE MANAGEMENT COMMITTEE IS COMPRISED OF
        ALI SAMIR AL SHIHABI, IMTIAZ HYDARI, SALMAN MAHDI, SHIRISH SARAF
                                      AND
                                   ARIF NAQVI
              WHO IS ALSO CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF
                  GROUPE CUPOLA LUXEMBOURGEOISE HOLDINGS S.A.

Rasmala Distribution (Bermuda) Limited, a company organized under the laws of Bermuda ("Purchaser") and a wholly-owned subsidiary of Rasmala Distribution (Cayman) Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Parent"), is offering to purchase all outstanding common shares (including common shares issuable upon the conditional exercise of exercisable options to purchase common shares having exercise prices of less than $12.00 per share under Aramex's stock option plan, the "Option Shares") of Aramex International Limited (collectively the "Shares"), at a price of $12.00 per share, in cash, without interest thereon (the "Offer Price"), on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Purchaser intends to accept for purchase the Shares tendered pursuant to the Offer only if they are free and clear of all encumbrances, liens, restrictions, charges or other third party rights and with all existing and future rights attaching to them.

  Parent and Purchaser are newly formed entities that have not conducted any business other than in connection with the Offer and the Amalgamation Agreement. One hundred percent of the voting power of Parent is owned for and on behalf of Rasmala Buyout Fund LP by its general partner, Rasmala General Partners II Limited. A Subscription and Shareholders' Agreement has been entered into under which it has been conditionally agreed that 75 percent of the voting power of Parent will be owned for and on behalf of Rasmala Buyout Fund LP by its general partner, Rasmala General Partners II Limited, and 25 percent of the voting power will be owned by Fadi Ghandour upon consummation of the Offer. At that time, the economic interest in Parent, which mainly arises out of the ownership of certain non-voting shares,will be owned 60 percent for and on behalf of Rasmala Buyout Fund LP by its general partner, Rasmala General Partners II Limited; 28.5 percent by Fadi Ghandour and 11.5 percent by a company which is a wholly-owned subsidiary of Rasmala Partners Ltd. Rasmala Buyout Fund LP is an exempted limited partnership formed under the laws of the Cayman Islands. The general partner of Rasmala Buyout Fund LP is Rasmala General Partners II Limited. Rasmala General Partners II Limited is an exempted company incorporated with limited liability under the laws of the Cayman Islands and is a wholly-owned subsidiary of Rasmala Partners Ltd. Rasmala Partners Ltd. is an exempted company incorporated with limited liability under the laws of the Cayman Islands. The management committee members of Rasmala Partners Ltd. are Ali Samir al Shihabi, Arif Naqvi, Imtiaz Hydari, Salman Mahdi and Shirish Saraf. Arif Naqvi is Chief Executive Officer and Chairman of Groupe Cupola Luxembourgeoise Holdings S.A. Groupe Cupola Luxembourgeoise Holdings S.A. is a company organized under the laws of Luxembourg which, through a wholly-owned subsidiary, is a limited partner of Rasmala Buyout Fund LP.

  Fadi Ghandour is currently a director for Aramex International Limited and serves as its Chief Executive Officer, President, Assistant Secretary and Deputy Chairman of the board, and has agreed to continue to serve under the terms of his current Employment Agreement in his capacity as Chief Executive Officer of Aramex or the amalgamated company. Fadi Ghandour is also a principal shareholder of Aramex International Limited who has agreed to tender in the offer his Shares pursuant to a Voting and Tender Agreement. It is intended upon completion of the Offer, that Fadi Ghandour will be a director of Rasmala Distribution (Cayman) Limited.

  Aramex International Limited is a company which provides a wide range of international and domestic express package delivery, freight forwarding, logistics and other transportation services primarily to, from and within the Middle East and the Indian Sub-Continent. Aramex International Limited operates in 120 locations in 33 countries.

--------------------------------------------------------------------------------
    THE OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY,
     FEBRUARY 7, 2002, UNLESS THE OFFER IS EXTENDED (THE "EXPIRATION DATE").
--------------------------------------------------------------------------------

  The Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration of the initial offering period and any extensions thereof for the Offer that number of common shares which, together with any common shares then beneficially owned by Purchaser or Parent, represents at least 75 percent of the total number of outstanding common shares on a fully diluted basis on the date of purchase and
(2) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or any other applicable antitrust or competition law.

  The Offer is being made pursuant to the Agreement and Plan of Amalgamation, dated as of January 3, 2002 (the "Amalgamation Agreement"), among Purchaser, Parent and Aramex International Limited, pursuant to which, following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will either compulsorily acquire under Bermuda law all of the outstanding common shares that have not been tendered or Purchaser will be amalgamated under Bermuda law with Aramex International Limited.

  Purchaser shall act to compulsorily acquire the common shares that were not tendered in the Offer if, after completion of the Offer, 90 percent in value of the then outstanding common shares not held at the date of the Offer by Purchaser, a subsidiary of Purchaser or a nominee for either of them have been tendered. If Purchaser is able to compulsorily acquire the common shares, Purchaser will be entitled and bound to acquire the remaining common shares on the same terms as the Offer (assuming the Bermuda Supreme Court has not ordered otherwise) pursuant to the compulsory acquisition procedure set forth in Section 102 of the Companies Act 1981 (Bermuda) (the "Companies Act"). Following such compulsory acquisition, Aramex International Limited would become a wholly-owned subsidiary of Purchaser.

  If Purchaser should be unable to conduct a compulsory acquisition of the outstanding common shares that were not tendered pursuant to the Offer, then upon the terms and subject to the conditions of the Amalgamation Agreement and the Companies Act, Aramex International Limited and Purchaser will amalgamate under Bermuda law and the separate corporate existence of Aramex International Limited and Purchaser will cease. Aramex International Limited and Purchaser will continue as the amalgamated company under Bermuda law which will be a wholly-owned subsidiary of Parent. At the time the amalgamation becomes effective, each then outstanding common share (other than common shares owned by Parent or Purchaser) would be cancelled and, without any action on the part of the holder thereof, be converted into the right to receive in cash an amount per common share equal to the Offer Price, without interest, upon the surrender of the certificate(s) representing such common shares.

  Aramex International Limited's board of directors, based in part upon the recommendation of a special committee of independent directors of the board (other than Frank Mountcastle who recused himself), has approved the Amalgamation Agreement, the Offer, the compulsory acquisition and the amalgamation and has determined that the Offer, the compulsory acquisition and the amalgamation are advisable and fair to, and in the best interests of, the unaffiliated shareholders of Aramex International Limited and recommends that the unaffiliated shareholders of Aramex International Limited accept the Offer and tender their Shares pursuant to the Offer.

  Fadi Ghandour, Rula Ghandour, who is currently a director of Aramex, and William Kingson, who currently serves as a director and Chairman of the board for Aramex International Limited and who has signed a Letter of Appointment dated January 3, 2002 to serve as Chairman and non-executive director of the board of Aramex International Limited or the amalgamated company, as the case may be, have entered into a Voting and Tender Agreement with Parent and Purchaser dated January 3, 2002, pursuant to which each of these principal shareholders have agreed to tender all of their Shares, representing approximately 50.8 percent of the outstanding common shares on a fully diluted basis, during the initial offer period. They have also agreed to vote their Shares in favor of the Offer, the amalgamation and any other related actions in order for the transaction to be consummated.

  Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Purchaser may elect, subject to certain conditions, to provide a subsequent offering period of 3 business days to 20 business days in length following the Expiration Date. A subsequent offering period would be an additional period of time, following the Expiration Date, during which a shareholder may tender Shares not tendered during the initial offer period. During a subsequent offering period, tendering shareholders will not have withdrawal rights and Purchaser will promptly purchase any Shares tendered at the same price paid for Shares tendered during the initial offering period.

  The Amalgamation Agreement provides that, without the consent of Aramex International Limited, Purchaser may (1) extend the Offer from time to time if, at the Expiration Date of the Offer (with respect to either the initial offering period or an extended offering period, as the case may be), certain conditions have not been satisfied or waived, (2) extend the Offer for any period required by any regulation, interpretation or position of the U.S. Securities and Exchange Commission or the staff thereof applicable to the Offer or (3) elect to provide one or more subsequent offering periods pursuant to Rule 14d-11 of the Exchange Act. In addition, Purchaser may, without the consent of Aramex International Limited, increase the price per Share payable in the Offer and extend the Offer in connection with such increase to the extent required by law. Under no circumstances will interest be paid on the purchase price for tendered Shares, whether or not Purchaser exercises its right to extend the offer.

  Withdrawal rights are available beginning on the date the Offer commences and end at the Expiration Date, 12:00 midnight, New York City time, on Thursday, February 7, 2002, unless the Offer is extended.

  To tender common shares (other than by conditional option exercise, for which shareholders must follow the Instructions set forth in the Memorandum to Eligible Option Holders and the Instructions for Conditional Exercise), a shareholder must deliver the certificate(s) representing his or her Shares, together with a completed Letter of Transmittal and any other documents required, to American Stock Transfer & Trust Company, the depositary for the Offer, not later than the Expiration Date. If a shareholder's Shares are held in street name, the Shares can only be tendered by such shareholder's nominee through the Depository Trust Company ("DTC" or the "Book-Entry Transfer Facility"). If a shareholder cannot deliver a required document to the depositary prior to the expiration of the offer, a shareholder may get extra time to do so by having a broker, a bank or other fiduciary, which is a member of the Securities Transfer Agents Medallion Program or other eligible institution guarantee that the missing items will be received by the depositary within three Nasdaq National Market trading days. However, the depositary must receive the missing items within that three trading day period.

  To withdraw common shares previously tendered, a shareholder must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while the shareholder still has the right to withdraw the Shares. To withdraw Option Shares, a shareholder must follow the Instructions set forth in the Memorandum to Eligible Option Holders and the Instructions for Conditional Exercise. A shareholder has the right to withdraw Shares at any time until the initial offer period and any extensions of such period have expired. If it is decided to provide a subsequent offering period, any Shares tendered during such period are accepted immediately and thus any Shares tendered during any subsequent offering period will not be able to be withdrawn.

  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser and Parent, in their sole discretion, which determination will be final and binding. None of Purchaser, Parent, the depositary, the information agent, the dealer manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

  Except as set forth below, in order for the Shares (other than Option Shares) to be validly tendered in the Offer, either (a) the shareholder must deliver to the depositary at one of its addresses set forth on the back cover page of the Offer to Purchase prior to the Expiration Date, a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees, or in the case of a book-entry transfer, an Agent's Message (as defined below), and any other required documents, and either
(1) certificate(s) for tendered Shares ("Share Certificates") must be received by the depositary at one of such addresses or (2) such Shares must be delivered pursuant to the procedures for book-entry transfer set forth below (and a Book-Entry Confirmation, as defined below, received by the depositary), in each case prior to the Expiration Date, or (b) the shareholder must comply with the guaranteed delivery procedures set forth in the Offer to Purchase. Purchaser intends to accept for purchase the Shares tendered pursuant to the Offer only if they are free and clear of all encumbrances, liens, restrictions, charges or other third party rights and with all existing and future rights attaching to them.

  The depositary will establish an account with respect to the Shares at the DTC for purposes of the Offer within two business days after the date of the Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the depositary's account in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the depositary's account at the Book-Entry Transfer Facility, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent's Message, and any other required documents, must, in any case, be transmitted to, and received by, the depositary at one of its addresses set forth on the back cover of the Offer to Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedures as described in the Offer to Purchase. The confirmation of a book-entry transfer of Shares into the depositary's account at the Book-Entry Transfer Facility as described above is referred to as a "Book-Entry Confirmation". Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures does not constitute delivery to the depositary.

  The term "Agent's Message" means a message transmitted by the Book-Entry Transfer Facility to, and received by, the depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgement from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

  Participants in DTC may tender their Shares in accordance with DTC's Automated Tender Offer Program, to the extent it is available to such participants for the Shares they wish to tender. A shareholder tendering through the Automated Tender Offer Program must expressly acknowledge that the shareholder has received and agreed to be bound by the Letter of Transmittal and that the Letter of Transmittal may be enforced against such shareholder.

  The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the shareholder, and delivery will be considered made only when the depositary actually receives them. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, shareholders should allow sufficient time to ensure timely delivery.

  After the effective times of the Offer and compulsory acquisition, or if necessary, amalgamation, current shareholders of Aramex International Limited will cease to have ownership interests in Aramex International Limited or rights as Aramex International Limited shareholders. Therefore, the current shareholders of Aramex International Limited will not participate in any future earnings or losses or the growth or decline of Aramex International Limited. Upon completion of the compulsory acquisition, or if necessary, the amalgamation, Purchaser or Parent will own all of the equity of Aramex International Limited. Purchaser and its parent companies will be the beneficiaries of the future earnings and growth of Aramex International Limited, if any. As the potential owner of 28.5 percent of the economic interests in Parent, Fadi Ghandour will also be a beneficiary of any future earnings and growth of Aramex International Limited.

  A U.S. shareholder that receives cash for common shares pursuant to the Offer, the compulsory acquisition or the amalgamation will generally recognize gain or loss equal to the difference between the amount of cash received and the shareholder's adjusted tax basis in the common shares surrendered. A U.S. shareholder that receives cash for Option Shares pursuant to the Offer will generally recognize income for each Option Share sold in an amount equal to the excess of $12.00 over the exercise price per share of the relevant option for such Option Shares (plus any required withholding taxes).

  The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

  The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

  Questions and requests for assistance or additional copies of the Offer to Purchase, Letter of Transmittal and any other tender offer materials may be directed to the Information Agent at its telephone number and location listed below, and copies will be promptly furnished at Purchaser's expense. Purchaser will not pay fees to any broker or dealer or other person (other than TM Capital Corp., the dealer manager) for soliciting tenders of Shares pursuant to the Offer.

                    The Information Agent for the Offer is:

                                     [LOGO]

           North America:                            Europe and the Middle East:
    17 State Street, 10th Floor                     Crosby Court, 38 Bishopsgate
     New York, New York 10004                          London EC2N 4AF, England
Banks and Brokers Call:(212) 440-9800                   Call:+44-207-335-5710
   All Others Call:(800) 223-2064

                      The Dealer Manager for the Offer is:

                                     [LOGO]

One Battery Park Plaza, 35th Floor                Two Piedmont Center, Suite 410
      New York, NY 10004                               Atlanta, GA 30305
   United States of America                         United States of America
 Call Collect +1 (212) 809-1360                   Call Collect:+1 (404) 995-6230

January 10, 2002

  A request has been made for shareholder lists pursuant to paragraph (a)(3) of Rule 14d-4 under the Exchange Act. The tender offer materials will be mailed to record holders and will be furnished to brokers, banks and similar persons whose name appears or whose nominee appears on the shareholder lists. The shareholder lists include beneficial owners pursuant to Rule 14d-5(c)(1), and tender offer materials will be mailed directly to such beneficial holders.

15122 GEORGESON SHAREHOLDER COMMUNICATIONS
Farrington & Favia Inc. (212) 244-7970
Description: Rasmala Partners
January02/Georgeson/15122-D-01
1/9/02    jn     Proof 6